Exhibit 99.1

SOLAI Limited Announces Results of Extraordinary General Meeting

AKRON, Ohio, December 30, 2025 /PRNewswire/ – SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a leading technology-driven cryptocurrency infrastructure company, today announced the results of its extraordinary general meeting of shareholders (the “EGM”) held on December 29, 2025.

At the EGM, the shareholders of the Company passed the resolution increasing the authorised share capital of the Company to US$1,940,000 divided into 38,399,870,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,000 Class A II Preference Shares of a nominal or par value of US$0.00005 each, and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 30,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”), is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and Solana treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, SOLAI aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: solai@thepiacentegroup.com